SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 8)1

MKS INSTRUMENTS, INC.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

55306N104
(CUSIP Number)

Timothy G. Westman Assistant Secretary Emerson Electric Co. 8000 W. Florissant Avenue St. Louis, MO 63136 (314) 553-2431
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2006
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

   1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55306N104	SCHEDULE 13D	Page 2 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Emerson Electric Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,065,182
	8	SHARED VOTING POWER 14,191,690
	9	SOLE DISPOSITIVE POWER 1,065,182
	10	SHARED DISPOSITIVE POWER 6,232,855
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,256,872 - See Items 4 and 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.3% - See Items 4 and 5
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 55306N104	SCHEDULE 13D	Page 3 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Astec America, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,232,855
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,232,855
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,232,855 - See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2% - See Item 5
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

     Unless indicated otherwise, all items left blank remain unchanged and any items which are reported are deemed to replace or add to the existing items in the original Schedule 13D (as amended). All defined terms shall have the same meaning as previously ascribed to them in the original Schedule 13D (as amended), unless otherwise noted.

      Item 1. Security and Issuer.

      Item 2. Identity and Background.

      Item 3. Source and Amount of Funds or Other Consideration.

      Item 4. Purpose of Transaction.

     The following additional paragraph is added before the last paragraph of item 4 of this Schedule 13D, as amended through Amendment No. 7:

     Emerson sold shares of Common Stock in the amounts and on the dates listed in Schedule C hereto. In each case such shares were held indirectly by Emerson through its wholly-owned subsidiary, Astec.

      Item 5. Interest in Securities of the Issuer.

     (a) For the purposes of Rule 13d-3 promulgated under the Exchange Act, Emerson may be deemed to beneficially own 15,256,872 shares of Common Stock, or approximately 27.3% of the outstanding shares of Common Stock.

     For the purposes of Rule 13d-3 promulgated under the Exchange Act, Astec may be deemed to beneficially own 6,232,855 shares of Common Stock, or approximately 11.2% of the outstanding shares of Common Stock.

     Emerson disclaims the existence of a group (pursuant to the Shareholder Agreement, Voting Agreement or otherwise) and the Reporting Persons are filing this Statement jointly pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act.

     Except as set forth in this Item 5(a), none of the Reporting Persons, and, to the best of the knowledge of each Reporting Person, any persons named in Schedule A or Schedule B hereto, owns beneficially any Shares.

     (b) By virtue of the relationship set forth under Item 2 of this Statement, Emerson may be deemed to have the sole power to vote or direct the vote and sole power to dispose or direct the disposition of 1,065,182 shares of Common Stock held by it directly and the shared power to direct the disposition of and vote of the 6,232,855 shares of Common Stock held by Astec.

      By virtue of the Voting Agreement, the details of which are set forth under Item 4 of this Statement, Emerson may be deemed to have the shared power to vote or direct the vote of the 7,958,835 shares of Common Stock held by the Stockholders holding such shares as of June 22, 2006 for the limited purposes described in Item 4 of this Statement.

     Astec has the shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 6,232,855 shares of Common Stock held by it.

     (c) The Reporting Persons and/or the persons set forth in Schedule A or Schedule B hereto have effected transactions in the shares of Common Stock during the past 60 days as set forth in Schedule C hereto.

     (d) Emerson and Astec each shall be entitled to receive dividends declared on their respective shares of Common Stock and proceeds from the sale of the shares of Common Stock.

      (e) Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Item 7. Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement

Exhibit 2:	Agreement and Plan of Merger with respect to the Acquisition of the ENI Business dated as of October 30, 2001 between Emerson Electric Co. and MKS Instruments, Inc.[2]

Exhibit 3:	Shareholder Agreement dated as of January 31, 2002 among MKS Instruments, Inc. and Emerson Electric Co.[3]

Exhibit 4:	Voting Agreement dated as of October 30, 2001 between Emerson Electric Co. and John R. Bertucci, Claire R. Bertucci and certain other parties set forth in Schedule 1 to such Voting Agreement.[4]

Exhibit 5:	Joinder Agreement to the Voting Agreement dated as of December 14, 2001 by Robinson Hill L.P.[5]

[2] Filed as an exhibit to the Schedule 13D dated January 31, 2002.
[3] Filed as an exhibit to the Schedule 13D dated January 31, 2002.
[4] Filed as an exhibit to the Schedule 13D dated January 31, 2002.
[5] Filed as an exhibit to the Schedule 13D dated January 31, 2002.

SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 27, 2006

EMERSON ELECTRIC CO.

By:	/s/ Timothy G. Westman

Name: Timothy G. Westman
Title: Assistant Secretary

ASTEC AMERICA, INC.

By:	/s/ Timothy G. Westman

Name: Timothy G. Westman
Title: Secretary

SCHEDULE A

Executive Officers and Directors
of
Emerson Electric Co. (“Emerson”)

     The names of the Directors and the names and titles of the Executive Officers of Emerson Electric Co. are set forth below. If no business address is given, the director’s or officer’s business address is 8000 W. Florissant Avenue, St. Louis, MO 63136. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Directors

Name and Business Address	Present Principal Occupation Including Name of Employer

A.A. Busch III	Chairman of the Board of Anheuser-Busch
Anheuser-Busch Companies, Inc.	Companies, Inc.
One Busch Place
St. Louis, MO 63118

D.N. Farr	Chairman of the Board, Chief Executive Officer and
President of Emerson

D.C. Farrell	Retired

C. Fernandez G.	Chairman and Chief Executive Officer of Grupo
Grupo Modelo, S.A. de C.V.	Modelo, S.A. de C.V.
Campos Eliseos No. 400, Piso 18
Lomas de Chapultepec
11000 Mexico, D.F.
Citizenship: Mexico

W.J. Galvin	Senior Executive Vice President and Chief Financial
Officer of Emerson

A.F. Golden	Partner of Davis Polk & Wardwell
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

R.B. Horton	Executive Chairman of the Sporting Exchange, Ltd.
Stoke Abbas
South Stoke
Oxfordshire RG8 OJT
Citizenship: United Kingdom

G.A. Lodge	Retired

V.R. Loucks, Jr.	Retired
1101 Skokie Blvd.
Suite 240
North Brook, IL 60062

Name and Business Address	Present Principal Occupation Including Name of Employer

J.B. Menzer	Vice Chairman of Wal-Mart Stores, Inc.
Wal-Mart International
702 S.W. 8th Street
Mail Station 0130
Bentonville, AK 72716

C.A. Peters	Senior Executive Vice President of Emerson

J.W. Prueher	Retired

R.L. Ridgway	Retired

R. L. Stephenson AT&T Inc. 175 E. Houston Street, Suite 1307 San Antonio, TX 78205	Chief Operating Officer of AT&T Inc.

Executive Officers (who are not also Directors)

W.W. Withers	Executive Vice President, Secretary and General Counsel of Emerson

E.L. Monser	Chief Operating Officer of Emerson

R.J. Schlueter	Vice President and Chief Accounting Officer of Emerson

SCHEDULE B

Executive Officers and Directors
of
Astec America, Inc.

     The names of the Directors and the names and titles of the Executive Officers of Astec America are set forth below. If no business address is given, the director’s or officer’s business address is 5810 Van Allen Way, Carlsbad, California 92008. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Directors

Name and Business Address	Present Principal Occupation Including Name of Employer

J.L. Geldmacher	President of Astec America

W. Hartleb	Director Receivables Management, Astec America

T.C. Rosenast	Treasurer of Astec America

Executive Officers (who are not also Directors)

Not applicable

SCHEDULE C

Date	Reporting Person	Shares of Common Stock	Price/Share	Transaction

5/30/2006	Emerson Electric Co. (1)	53,623	$20.9235(2)	open market sale
6/10/2006	Emerson Electric Co. (1)	75,000	$21.4343(3)	open market sale
6/1//2006	Emerson Electric Co. (1)	66,936	$22.0615(4)	open market sale
6/2/2006	Emerson Electric Co. (1)	43,355	$21.6607(5)	open market sale
6/5/2006	Emerson Electric Co. (1)	20,000	$21.0330(6)	open market sale
6/6/2006	Emerson Electric Co. (1)	29,771	$21.0663(7)	open market sale
6/7/2006	Emerson Electric Co. (1)	43,828	$20.7874(8)	open market sale
6/8/2006	Emerson Electric Co. (1)	28,530	$20.3192(9)	open market sale
6/9/2006	Emerson Electric Co. (1)	16,251	$20.4356(10)	open market sale
6/12/2006	Emerson Electric Co. (1)	14,435	$19.7782(11)	open market sale
6/13/2006	Emerson Electric Co. (1)	43,529	$19.5622(12)	open market sale
6/14/2006	Emerson Electric Co. (1)	34,620	$19.3008(13)	open market sale
6/15/2006	Emerson Electric Co. (1)	39,084	$19.7751(14)	open market sale
6/16/2006	Emerson Electric Co. (1)	72,983	$19.3072(15)	open market sale
6/19/2006	Emerson Electric Co. (1)	25,000	$19.2269(16)	open market sale
6/20/2006	Emerson Electric Co. (1)	25,000	$19.0300(17)	open market sale
6/21/2006	Emerson Electric Co. (1)	17,000	$19.0100(18)	open market sale
6/22/2006	Emerson Electric Co. (1)	25,000	$19.1863(19)	open market sale
6/23/2006	Emerson Electric Co. (1)	25,000	$19.3773(20)	open market sale

(1)	By Astec

(2)	The sales were effected in multiple transactions, at varying prices, on May 30, 2006, as follows: 492 shares at $20.62; 8 at $20.63; 200 at $20.64; 200 at $20.65; 100 at $20.67; 100 at $20.68; 900 at $20.69; 200 at $20.70; 600 at $20.71; 1,200 at $20.72; 1,100 at $20.73; 1,600 at $20.74; 1,700 at $20.75; 600 at $20.76; 1,064 at $20.77; 400 at $20.78; 1,000 at $20.79; 400 at $20.80; 1,400 at $20.81; 500 at $20.82; 2,205 at $20.83; 1,457 at $20.84; 1,000 at $20.85; 400 at $20.86; 900 at $20.87; 337 at $20.88; 900 at $20.89; 600 at $20.90; 1,063 at $20.91; 400 at $20.92; 900 at $20.93; 1,100 at $20.94; 1,400 at $20.95; 1,000 at $20.96; 1,430 at $20.97; 400 at $20.98; 2,000 at $20.99; 1,100 at $21.00; 1,800 at $21.01; 1,600 at $21.02; 2,300 at $21.03; 5,232 at $21.04; 3,498 at $21.05; 3,337 at $21.06; 2,100 at $21.07; 700 at $21.08; and 700 at $21.09. The weighted average sales price for these transactions was $20.9235 per share.

(3)	The sales were effected in multiple transactions, at varying prices, on May 31, 2006, as follows: 200 shares at $21.03; 200 at $21.06; 200 at $21.07; 700 at $21.10; 100 at $21.12; 300 at $21.13; 100 at $21.14; 200 at $21.15; 500 at $21.16; 1,100 at $21.17; 500 at $21.18; 1,400 at $21.19; 726 at $21.20; 600 at $21.21; 1,126 at $21.22; 900 at $21.23; 200 at $21.24; 400 at $21.25; 270 at $21.26; 1,100 at $21.27; 900 at $21.28; 280 at $21.29; 2,067 at $21.30; 1,000 at $21.31; 1,200 at $21.32; 1,300 at $21.33; 2,033 at $21.34; 1,394 at $21.35; 1,606 at $21.36; 2,248 at $21.37; 2,100 at $21.38; 2,210 at $21.39; 1,400 at $21.40; 2,200 at $21.41; 3,100 at $21.42; 1,400 at $21.43; 1,800 at $21.44; 3,200 at $21.45; 808 at $21.46; 400 at $21.47; 1,100 at $21.48; 800 at $21.49; 1,200 at $21.50; 2,000 at $21.51; 3,200 at $21.52; 4,000 at $21.53; 1,900 at $21.54; 2,000 at $21.55; 2,500 at $21.56; 1,300 at $21.57; 1,200 at $21.58; 1,700 at $21.59; 600 at $21.60; 600 at $21.61; 200 at $21.62; 200 at $21.63; 100 at $21.64; 700 at $21.65; 1,300 at $21.66; 1,300 at $21.67; 1,500 at $21.68; 300 at $21.69; 1,100 at $21.70; and 732 at $21.71. The weighted average sales price for these transactions was $21.4343 per share.

(4)	The sales were effected in multiple transactions, at varying prices, on June 1, 2006, as follows: 189 shares at $21.62; 200 at $21.64; 211 at $21.65; 100 at $21.68; 500 at $21.69; 200 at $21.71; 600 at $21.73; 200 at $21.74; 546 at $21.75; 100 at $21.76; 229 at $21.77; 400 at $21.78; 600 at $21.79; 227 at $21.80; 700 at $21.81; 200 at $21.82; 900 at $21.83; 922 at $21.84; 1,100 at $21.85; 1,178 at $21.86; 2,500 at $21.87; 1,734 at $21.88; 1,511 at $21.89; 600 at $21.90; 900 at $21.91; 1,320 at $21.92; 200 at $21.93; 500 at $21.94; 600 at $21.95; 200 at $21.96; 300 at $21.98; 700 at $21.99; 800 at $22.00; 1,500 at $22.01; 1,100 at $22.03; 1,700 at $22.04; 3,875 at $22.05; 1,059 at $22.06; 966 at $22.07; 1,600 at $22.08; 2,600 at $22.09; 1,800 at $22.10; 1,613 at $22.11; 1,087 at $22.12; 1,300 at $22.13; 100 at $22.14; 300 at $22.16; 2,824 at $22.17; 2,500 at $22.18; 200 at $22.19; 2,049 at $22.20; 3,182 at $22.21; 1,508 at $22.22; 400 at $22.23; 8,628 at $22.24; 900 at $22.25; 700 at $22.26; 278 at $22.27; and 2,000 at $22.28. The weighted average sales price for these transactions was $22.0615 per share.

(5)	The sales were effected in multiple transactions, at varying prices, on June 2, 2006, as follows: 100 shares at $21.11; 500 at $21.17; 100 at $21.19; 200 at $21.21; 300 at $21.23; 100 at $21.26; 100 at $21.27; 100 at $21.28; 100 at $21.30; 300 at

$21.31; 700 at $21.33; 200 at $21.34; 300 at $21.35; 100 at $21.37; 300 at $21.40; 130 at $21.41; 470 at $21.42; 400 at $21.43; 200 at $21.44; 500 at $21.47; 100 at $21.49; 200 at $21.50; 1,600 at $21.51; 1,300 at $21.52; 1,287 at $21.53; 800 at $21.54; 900 at $21.55; 1,400 at $21.56; 1,100 at $21.57; 1,400 at $21.58; 1,400 at $21.59; 1,700 at $21.60; 2,600 at $21.61; 2,526 at $21.62; 1,900 at $21.63; 1,000 at $21.64; 511 at $21.65; 1,400 at $21.66; 1,000 at $21.67; 500 at $21.68; 1,100 at $21.69; 300 at $21.70; 1,200 at $21.71; 700 at $21.72; 563 at $21.73; 300 at $21.74; 137 at $21.75; 600 at $21.76; 200 at $21.77; 200 at $21.78; 600 at $21.79; 400 at $21.80; 400 at $21.81; 31 at $21.82; 100 at $21.83; 200 at $21.87; 500at $21.90; 300 at $21.95; 200 at $21.96; 800 at $21.97; 500 at $21.98; 200 at $21.99; 293 at $22.04; 100 at $22.05; 500 at $22.06; 107 at $22.08; 100 at $22.09; 200 at $22.10; 300 at $22.15; 200 at $22.17; 300 at $22.18; 200 at $22.19; 100 at $22.21; 200 at $22.22; 200 at $22.23; 400 at $22.24; 100 at $22.26; 200 at $22.30; 100 at $22.31; 200 at $22.32; and 200 at $22.35. The weighted average sales price for these transactions was $21.6607 per share.

(6)	The sales were effected in multiple transactions, at varying prices, on June 5, 2006, as follows: 500 shares at $20.88; 127 at $20.89; 600 at $20.91; 2,300 at $20.92; 1,200 at $20.93; 924 at $20.94; 1,221 at $20.95; 749 at $20.96; 300 at $20.97; 200 at $20.98; 200 at $20.99; 1,200 at $21.05; 500 at $21.06; 600 at $21.07; 900 at $21.08; 1,600 at $21.09; 2,600 at $21.10; 1,500 at $21.11; 300 at $21.12; 500 at $21.14; 200 at $21.15; 200 at $21.16; 1,035 at $21.17; 483 at $21.18; and 61 at $21.22. The weighted average sales price for these transactions was $21.0330 per share.

(7)	The sales were effected in multiple transactions, at varying prices, on June 6, 2006, as follows: 200 shares at $20.73; 200 at $20.75; 200 at $20.76; 200 at $20.77; 100 at $20.78; 200 at $20.79; 400 at $20.80; 400 at $20.82; 188 at $20.83; 400 at $20.84; 200 at $20.85; 200 at $20.86; 100 at $20.87; 200 at $20.88; 100 at $20.89; 200 at $20.90; 900 at $20.91; 700 at $20.92; 100 at $20.93; 300 at $20.94; 200 at $20.96; 500 at $20.97; 500 at $20.98; 900 at $21.00; 1,100 at $21.01; 1,283 at $21.02; 487 at $21.03; 400 at $21.04; 170 at $21.05; 1,100 at $21.06; 1,830 at $21.07; 1,513 at $21.08; 1,300 at $21.09; 1,300 at $21.10; 500 at $21.11; 400 at $21.12; 200 at $21.13; 600 at $21.14; 1,000 at $21.15; 700 at $21.16; 200 at $21.17; 900 at $21.18; 800 at $21.19; 3,900 at $21.20; 1,000 at $21.21; 400 at $21.22; 400 at $21.23; 300 at $21.24; 200 at $21.25;and 200 at $21.26. The weighted average sales price for these transactions was $21.0663 per share.

(8)	The sales were effected in multiple transactions, at varying prices, on June 7, 2006, as follows: 300 shares at $20.35; 1,000 at $20.36; 200 at $20.37; 200 at $20.38; 100 at $20.39; 300 at $20.40; 200 at $20.41; 900 at $20.44; 900 at $20.45; 2,300 at $20.46; 200 at $20.47; 1,000 at $20.48; 600 at $20.49; 50 at $20.53; 200 at $20.54; 200 at $20.55; 200 at $20.58; 100 at $20.59; 1,300 at $20.60; 1,100 at $20.62; 100 at $20.64; 600 at $20.65; 1,000 at $20.66; 1,100 at $20.67; 1,081 at $20.68; 1,100 at $20.69; 519 at $20.70; 300 at $20.71; 200 at $20.73; 200 at $20.74; 500 at $20.75; 300 at $20.76; 1,200 at $20.78;840 at $20.79; 600 at $20.80; 600 at $20.81; 1,690 at $20.82; 505 at $20.83; 710 at $20.84; 700 at $20.85; 100 at $20.86; 200 at $20.87; 400 at $20.88; 500 at $20.89; 900 at $20.90; 600 at $20.91; 1,860 at $20.92; 1,500 at $20.93; 2,900 at $20.94; 837 at $20.95; 1,000 at $20.96; 1,600 at $20.97; 1,475 at $20.98; 100 at $20.99; 100 at $21.00; 100 at $21.01; 100 at $21.02; 361 at $21.03; 200 at $21.05; 200 at $21.06; 200 at $21.07; 100 at $21.08; 500 at $21.09; 100 at $21.11; 200 at $21.16; 200 at $21.19; 100 at $21.20; 100 at $21.21; 200 at $21.22; 200 at $21.24; 200 at $21.26; 100 at $21.27; 100 at $21.28; 100 at $21.29; 200 at $21.30; 160 at $21.33; 40 at $21.34; 100 at $21.35; 11 at $21.36; 89 at $21.37; 200 at $21.38; 200 at $21.45; and 200 at $21.46. The weighted average sales price for these transactions was $20.7874 per share.

(9)	The sales were effected in multiple transactions, at varying prices, on June 8, 2006, as follows: 2,470 shares at $20.00; 630 at $20.01; 100 at $20.02; 400 at $20.03; 400 at $20.04; 100 at $20.05; 700 at $20.06; 100 at $20.07; 700 at $20.08; 300 at $20.09; 500 at $20.10; 200 at $20.11; 100 at $20.12; 600 at $20.13; 200 at $20.14; 700 at $20.15; 100 at $20.16; 100 at $20.17; 120 at $20.18; 1,000 at $20.19; 900 at $20.21; 800 at $20.22; 600 at $20.23; 400 at $20.25; 200 at $20.26; 400 at $20.29; 200 at $20.30; 294 at $20.31; 300 at $20.32; 10 at $20.33; 300 at $20.34; 300 at $20.35; 100 at $20.37; 300 at $20.38; 200 at $20.39; 142 at $20.40; 500 at $20.41; 700 at $20.43; 958 at $20.44; 1,100 at $20.45; 306 at $20.46; 1,270 at $20.47; 930 at $20.48; 1,000 at $20.49; 600 at $20.50; 800 at $20.51; 200 at $20.52; 400 at $20.53; 500 at $20.54; 300 at $20.55; 949 at $20.56; 651 at $20.57; 900 at $20.58; 600 at $20.59; 400 at $20.60; and 500 at $20.61. The weighted average sales price for these transactions was $20.3192 per share.

(10)	The sales were effected in multiple transactions, at varying prices, on June 9, 2006, as follows: 400 shares at $20.14; 200 at $20.16; 400 at $20.17; 100 at $20.18; 1,306 at $20.19; 77 at $20.22; 600 at $20.23; 200 at $20.24; 200 at $20.25; 200 at $20.26; 100 at $20.27; 200 at $20.28; 300 at $20.29; 870 at $20.30; 300 at $20.31; 200 at $20.32; 200 at $20.33; 400 at $20.35; 300 at $20.36; 400 at $20.37; 700 at $20.38; 700 at $20.39; 400 at $20.41; 400 at $20.43; 200 at $20.44; 300 at $20.45; 100 at $20.46; 300 at $20.47; 300 at $20.48; 900 at $20.49; 100 at $20.50; 200 at $20.52; 100 at $20.53; 200 at $20.54; 300 at $20.57; 100 at $20.59; 300 at $20.61; 200 at $20.62; 102 at $20.63; 100 at $20.64; 300 at $20.65; 100 at $20.66; 100 at $20.67; 100 at $20.68; 200 at $20.69; 300 at $20.70; 300 at $20.73; 200 at $20.74; 100 at $20.75; 200 at $20.76; 400 at $20.77; 300 at $20.78; 200 at $20.79; 100 at $20.80; 96 at $20.82; 100 at $20.83; and 200 at $20.86. The weighted average sales price for these transactions was $20.4356 per share.

(11)	The sales were effected in multiple transactions, at varying prices, on June 12, 2006, as follows: 100 shares at $19.48; 100 at $19.49; 300 at $19.51; 200 at $19.52; 300 at $19.53; 700 at $19.54; 200 at $19.55; 600 at $19.57; 500 at $19.58; 700 at $19.59; 400 at $19.63; 182 at $19.64; 400 at $19.67; 100 at $19.68; 400 at $19.69; 25 at $19.70; 220 at $19.72; 1,345 at $19.73; 400 at $19.74; 200 at $19.75; 40 at $19.76; 400 at $19.78; 200 at $19.79; 400 at $19.82; 300 at $19.84; 300 at $19.85; 200 at $19.86; 300 at $19.87; 600 at $19.88; 358 at $19.89; 300 at $19.90; 100 at $19.91; 435 at $19.92; 100 at $19.93; 1,010 at $20.00; 600 at $20.01; 120 at $20.02; 200 at $20.04; 200 at $20.05; 300 at $20.06; 200 at $20.07; 200 at $20.08; 100 at $20.09; and 100 at $20.20. The weighted average sales price for these transactions was $19.7782 per share.

(12)	The sales were effected in multiple transactions, at varying prices, on June 13, 2006, as follows: 100 shares at $19.23; 600 at $19.24; 510 at $19.26; 600 at $19.27; 400 at $19.28; 1,100 at $19.29; 210 at $19.30; 1,310 at $19.31; 1,000 at $19.32;

100 at $19.33; 700 at $19.34; 400 at $19.35; 800 at $19.36; 400 at $19.37; 700 at $19.38; 623 at $19.39; 600 at $19.40; 1,277 at $19.41; 500 at $19.42; 500 at $19.43; 900 at $19.44; 700 at $19.45; 710 at $19.46; 400 at $19.47; 1,600 at $19.48; 900 at $19.49; 1,100 at $19.50; 872 at $19.51; 210 at $19.52; 610 at $19.53; 928 at $19.54; 700 at $19.55; 800 at $19.56; 1,100 at $19.57; 1,200 at $19.58; 500 at $19.59; 500 at $19.60; 1,100 at $19.61; 200 at $19.62; 600 at $19.63; 1,040 at $19.64; 1,065 at $19.65; 382 at $19.66; 181 at $19.67; 300 at $19.69; 300 at $19.70; 400 at $19.71; 600 at $19.72; 400 at $19.73; 800 at $19.74; 1,000 at $19.75; 600 at $19.76; 500 at $19.77; 400 at $19.78; 718 at $19.79; 600 at $19.80; 1,000 at $19.81; 700 at $19.82; 500 at $19.83; 300 at $19.84; 1,000 at $19.85; 600 at $19.86; 800 at $19.87; 207 at $19.88; 676 at $19.89; 200 at $19.90; and 200 at $19.92. The weighted average sales price for these transactions was $19.5622 per share.

(13)	The sales were effected in multiple transactions, at varying prices, on June 14, 2006, as follows: 100 shares at $19.03; 400 at $19.04; 100 at $19.05; 200 at $19.06; 600 at $19.07; 210 at $19.08; 700 at $19.09; 300 at $19.10; 800 at $19.11; 200 at $19.12; 600 at $19.13; 1,100 at $19.14; 1,000 at $19.15; 1,600 at $19.16; 300 at $19.17; 1,800 at $19.18; 800 at $19.19; 1,100 at $19.20; 500 at $19.21; 300 at $19.22; 400 at $19.23; 600 at $19.24; 100 at $19.25; 300 at $19.26; 400 at $19.27; 100 at $19.28; 1,000 at $19.29; 300 at $19.30; 900 at $19.31; 100 at $19.32; 800 at $19.33; 1,700 at $19.34; 1,500 at $19.35; 1,200 at $19.36; 220 at $19.37; 800 at $19.38; 800 at $19.39; 800 at $19.40; 689 at $19.41; 100 at $19.42; 400 at $19.43; 100 at $19.44; 2,601 at $19.45; 1,800 at $19.46; 1,690 at $19.47; 1,010 at $19.48; 100 at $19.49; 700 at $19.50; 600 at $19.51; and 100 at $19.53. The weighted average sales price for these transactions was $19.3008 per share.

(14)	The sales were effected in multiple transactions, at varying prices, on June 15, 2006, as follows: 200 shares at $19.66; 200 at $19.68; 200 at $19.69; 3,000 at $19.70; 4,800 at $19.71; 1,100 at $19.72; 1,500 at $19.73; 1,790 at $19.74; 1,424 at $19.75; 2,499 at $19.76; 2,100 at $19.77; 1,300 at $19.78; 1,590 at $19.79; 9,600 at $19.80; 1,400 at $19.81; 781 at $19.82; 300 at $19.83; 1,300 at $19.84; 600 at $19.85; 700 at $19.86; 600 at $19.87; 400 at $19.88; 400 at $19.89; 900 at $19.90; and 400 at $19.92. The weighted average sales price for these transactions was $19.7751 per share.

(15)	The sales were effected in multiple transactions, at varying prices, on June 16, 2006, as follows: 2,500 shares at $19.00; 1,000 at $19.01; 1,200 at $19.02; 1,200 at $19.03; 500 at $19.04; 600 at $19.05; 600 at $19.06; 526 at $19.07; 1,674 at $19.08; 1,200 at $19.09; 2,424 at $19.10; 1,769 at $19.11; 1,300 at $19.12; 625 at $19.13; 375 at $19.14; 2,300 at $19.15; 31 at $19.16; 500 at $19.17; 861 at $19.18; 867 at $19.19; 1,770 at $19.20; 500 at $19.21; 2 at $19.22; 419 at $19.23; 700 at $19.24; 2,499 at $19.25; 1,000 at $19.26; 1,150 at $19.27; 1,901 at $19.28; 2,450 at $19.29; 5,107 at $19.30; 2,592 at $19.31; 2,681 at $19.32; 2,006 at $19.33; 1,010 at $19.34; 665 at $19.35; 803 at $19.36; 427 at $19.37; 773 at $19.38; 1,098 at $19.39; 1,922 at $19.40; 2,286 at $19.41; 900 at $19.42; 800 at $19.43; 100 at $19.44; 1,100 at $19.45; 300 at $19.46; 909 at $19.47; 300 at $19.48; 1,200 at $19.49; 800 at $19.50; 1,249 at $19.51; 500 at $19.52; 100 at $19.53; 400 at $19.54; 500 at $19.55; 100 at $19.56; 100 at $19.61; 200 at $19.62; 1,462 at $19.64; 100 at $19.65; 84 at $19.66; 503 at $19.67; 216 at $19.68; 335 at $19.69; 1,106 at $19.70; 100 at $19.71; 700 at $19.72; 200 at $19.73; 100 at $19.74; 1,506 at $19.75; 200 at $19.76; 800 at $19.77; and 200 at $19.78. The weighted average sales price for these transactions was $19.3072 per share.

(16)	The sales were effected in multiple transactions, at varying prices, on June 19, 2006, as follows: 500 shares at $19.00; 800 at $19.01; 600 at $19.04; 305 at $19.09; 346 at $19.10; 454 at $19.11; 100 at $19.12; 400 at $19.13; 1,200 at $19.14; 1,200 at $19.15; 1,100 at $19.16; 800 at $19.17; 1,100 at $19.18; 700 at $19.19; 400 at $19.20; 1,800 at $19.21; 369 at $19.22; 900 at $19.23; 900 at $19.24; 800 at $19.25; 954 at $19.26; 1,020 at $19.27; 900 at $19.28; 900 at $19.29; 1,200 at $19.30; 300 at $19.31; 380 at $19.32; 600 at $19.33; 800 at $19.34; 600 at $19.35; 800 at $19.36; 100 at $19.37; 572 at $19.38; 200 at $19.39; 200 at $19.42; 200 at $19.44; 300 at $19.45; and 200 at $19.47. The weighted average sales price for these transactions was $19.2269 per share.

(17)	The sales were effected in multiple transactions, at varying prices, on June 20, 2006, with a weighted average sales price of $19.0300 per share.

(18)	The sales were effected in multiple transactions, at varying prices, on June 20, 2006, with a weighted average sales price of $19.0100 per share.

(19)	The sales were effected in multiple transactions, at varying prices, on June 22, 2006, as follows: 5,800 shares at $19.00; 200 at $19.02; 100 at $19.04; 300 at $19.05; 500 at $19.06; 200 at $19.07; 200 at $19.08; 200 at $19.09; 200 at $19.10; 249 at $19.11; 251 at $19.12; 316 at $19.13; 400 at $19.14; 1,200 at $19.15; 300 at $19.16; 700 at $19.17; 200 at $19.18; 200 at $19.19; 200 at $19.20; 100 at $19.21; 200 at $19.22; 1,000 at $19.24; 700 at $19.25; 1,300 at $19.26; 1,200 at $19.27; 800 at $19.28; 1,500 at $19.29; 1,200 at $19.30; 1,100 at $19.31; 1,100 at $19.32; 1,100 at $19.33; 1,016 at $19.34; 168 at $19.35; 200 at $19.36; and 600 at $19.38. The weighted average sales price for these transactions was $19.1863 per share.

(20)	The sales were effected in multiple transactions, at varying prices, on June 23, 2006, as follows: 800 shares at $19.00; 200 at $19.02; 300 at $19.09; 200 at $19.10; 200 at $19.11; 300 at $19.13; 400 at $19.14; 100 at $19.17; 100 at $19.21; 28 at $19.22; 200 at $19.24; 300 at $19.25; 100 at $19.26; 200 at $19.28; 100 at $19.29; 100 at $19.30; 400 at $19.31; 1,400 at $19.32; 900 at $19.33; 2,700 at $19.34; 286 at $19.35; 1,214 at $19.36; 2,801 at $19.37; 299 at $19.38; 300 at $19.40; 100 at $19.41; 300 at $19.42; 800 at $19.43; 300 at $19.44; 1,200 at $19.45; 300 at $19.46; 1,600 at $19.47; 700 at $19.48; 1,500 at $19.49; 1,222 at $19.50; 400 at $19.51; 1,550 at $19.52; 300 at $19.53; 100 at $19.54; and 700 at $19.55. The weighted average sales price for these transactions was $19.3773 per share.